1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 13, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/12/13

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/11/12 : Chunghwa Telecom to attend investor conference

2. Announcement on 2010/11/16 : To announce the price negotiation of selling the land to Taiwan Stock Exchange Corporation is finished

3. Announcement on 2010/11/22 : To announce the operation strategies of 2011: Innovation, Broadband, Value-added and Integration

4. Announcement on 2010/11/22 : To announce the acquisition of TAIPEIFUBON COMMERCIAL BANK Corporation Financial Debentures

5. Announcement on 2010/11/23 : Clarification of the report that the company’s EPS for 2011 will be targeting NT$6

6. Announcement on 2010/11/25 : Explanation of the report that the company focuses more on reinvestment

7. Announcement on 2010/11/29 : The Company wins the contract of automation system construction for Tai Cheng Construction’s “River Neo-Civilization” building construction project

8. Announcement on 2010/11/30 : To announce the completion registration of capital reduction

9. Announcement on 2010/12/03 : Announcement of acquisition of Formosa Petrochemical Corp.- Corporate Bonds

10. Announcement on 2010/12/07 : To announce the procurement of HGW of DSLAM VDSL2

11. Announcement on 2010/12/08 : Equipment failure disrupted Kinmen’s communication. The repairment is undergoing.

12. Announcement on 2010/12/08 : Clarification of the report that the company plans to expand Wi-Fi hotspots

13. Announcement on 2010/11/10 : The Company announces its unaudited revenue for November 2010

14. Announcement on 2010/11/10 : November 2010 sales

EXHIBIT 1

Chunghwa Telecom to attend investor conference

Date of events: 2010/11/12

Contents:

1. Date of the investor/press conference: 2010/11/15~2010/11/19

2. Location of the investor/press conference: Investor conference held by Nomura Securities in USA.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: None

EXHIBIT 2

To announce the price negotiation of selling the land to Taiwan Stock Exchange Corporation is finished

Date of events: 2010/11/16

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No.330, Lot Xinyi, Banciao City, Taipei County.

2. Date of the occurrence of the event: 2010/11/16~2010/11/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 6,116 square meters, equivalent to Unit price: 1,850 p’ing, NT$350,100, total transaction price: NT$ 647,717,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan Stock Exchange Corporation (TWSE).

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NT$ 273,455,000.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price negotiation.

10. Name of the professional appraisal institution and its appraisal amount: Guotai Real Estate Appraisers’ Firm (NT$ 350,000 Per p’ing), Chongde Real Estate Appraisers’ Firm (NT$ 367,000 Per p’ing), and ShenDie Real Estate Appraisers’ Firm (NT$ 338,000 Per p’ing) .

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To strengthen our competency and to form cluster effect by introducing TWSE’s investment into our planned IDC park in Panciao city.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: The board of directors approved on 2008/02/21 the transaction of selling land (located at Xinyi Road in Banciao city) within 2000 p’ing to TWSE for their IDC construction.

EXHIBIT 3

To announce the operation strategies of 2011: Innovation, Broadband, Value-added and Integration

Date of events: 2010/11/22

Contents:

1. Date of occurrence of the event: 2010/11/22

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Following resolutions were concluded in the 2011 operation strategies and planning seminar:

(1) The main themes of 2011 operation strategies and planning seminar are: Innovation, Broadband, Value-added and Integration.

(2) It’s estimated that 20 billion NTD will be invested in broadband network deployment.

(3) The company will continue to invest in HSPA+ base stations, WiFi hotspots and Femto to meet traffic demand of wireless broadband access.

(4) The target number of MOD subscribers is expected to exceed 1 million in 2011.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

To announce the acquisition of TAIPEIFUBON COMMERCIAL BANK Corporation Financial Debentures

Date of events: 2010/11/22

Contents:

1. Name of the securities: TaipeiFubon Bank Financial Debentures (Code: G107AY)

2. Trading date: 2010/11/22~2010/11/22

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$101.52 per unit; total amount: NT$304,549,962 (not including the interest belonging to the former holder NT$2,446,027 and the accumulated tax of the interest NT$-244,602; if these two are counted, the total amount would be NT$306,751,387)

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 3,000,000 units; NT$304,549,962; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.76%; 6.53%; NT$50,738,899,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 5

Clarification of the report that the company’s EPS for 2011 will be targeting NT$6

Date of events: 2010/11/23

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/11/23

3. Content of the report: The company’s EPS for 2011 will be targeting NT$6.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company has not disclosed the financial forecast for 2011. Any forecast information in the future will be announced upon the Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Explanation of the report that the company focuses more on reinvestment

Date of events: 2010/11/25

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/11/25

3. Content of the report: The company has invested in Senao, Spring House Entertainment, KKBOX and the other content providers in recent years. These subsidiaries are expected to have generated around NTD 15 billion of consolidated revenues, making total revenues of the whole CHT group exceed NTD 200 billion and contributed to net profit more than NTD 0.4 billion.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company has not disclosed the financial forecast for 2011. Any forecast information in the future will be announced upon the Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

The Company wins the contract of automation system construction for Tai Cheng Construction’s “River Neo-Civilization” building construction project

Date of events: 2010/11/29

Contents:

1. Date of occurrence of the event: 2010/11/29

2. Counterparty to the contract or commitment: Tai Cheng Construction Co.

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/11/29 ~ 2011/10/20

5. Major content (not applicable where rescinded): The automation system construction for one and a half year with two-year warranty.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Contribution of NT$377,999,999 to the Company’s revenues.

8. Concrete purpose/objective (not applicable where rescinded): Constructing Building Automation System, Communication Automation System (Telecom System, Information System, CATV System), Home Automation System (E-Home), and Security Automation System (CCTV Video Surveillance System).

9. Any other matters that need to be specified: None

EXHIBIT 8

To announce the completion registration of capital reduction

Date of events: 2010/11/29

Contents:

1. Date of the Competent Authority’s approval of the capital reduction: 2010/10/11

2. Date of completion of capital amendment registration: 2010/11/29

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital of common stock is NT$96,968,081,810; the shares outstanding are 9,696,808,181 shares and book value per share is NT$38.86.

(2) After the capital reduction: The paid-in capital of common stock is NT$77,574,465,450; the shares outstanding are 7,757,446,545 shares and book value per share is NT$46.2.

(3) The effect is based on the financial report of the record date of capital reduction on 2010/10/26.

4. Share conversion operations plan:

(1) The shares to be converted include all the listed common shares amounted 9,696,808,181 shares with par value NT$10, amounted NT$96,968,081,810.

(2) The amount and the number of shares of capital reduction will be NT$19,393,616,360 and 1,939,361,636 shares respectively.

(3) Capital reduction ratio: 20%. Every thousand shares will be converted to 800 shares (i.e. every thousand shares decrease 200 shares).

(4) Total shares and amount of the common shares after the capital reduction: 7,757,446,545 shares; par value NT$10; paid-in capital for common shares NT$77,574,465,450.

(5) The new share certificates of replacement for the capital reduction (all issued in scripless form) will be calculated respectively according to every shareholder’s ownership registered on the book on the record date of the capital reduction. For every share held, shareholders will receive 0.8 new share. Shareholders can go to our transfer agent to apply for consolidation of fractional share that less than one share in five days of book close date. For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(6) Schedule:

(A) The record date of the replacement of share certificates is set to be 2011/01/15 and the conversion of new shares will begin from 2011/01/25 (scripless shares issuance).

(B) Book closure date: From 2011/01/11 to 2011/01/24

(C) Trading suspension period: From 2011/01/07 to 2011/01/24

(D) The new shares will be listed on 2011/01/25 and replace original shares.

(E) Payment date of the returned cash capital: 2011/01/25

(F) The new shares are entitled to the same right and obligation as the original shares.

(7) Conversion procedure:

(A) Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

(B) For the shareholders who hold physical share certificates and have booked before the book closure date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent before 2011/01/10.

(C) For the shareholders who failed to complete booking before the book closure date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent after 2011/01/25.

(D) The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

(E) Location of the application for conversion: Transfer Agent, B1, No. 96, Sec.1, Chien-Kuo N. Rd., Taishin International Bank (Stock Affairs Department), Telephone: 02-25048125.

5. Any other matters that need to be specified: The Company will send a notice to each shareholder before the listing of the new shares.

EXHIBIT 9

Announcement of acquisition of Formosa Petrochemical Corp.- Corporate Bonds

Date of events: 2010/12/03

Contents:

1. Name of the securities: Formosa Petrochemical Corp.- Corporate Bonds (Code: B712FC, B712F8)

2. Trading date: 2010/07/15~2010/12/03

3. Trading volume, unit price, and total monetary amount of the transaction: 6,000,000 units; NT$101.01 per unit; total amount: NT$606,038,948

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 22,000,000 units, NT$2,232,669,251; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.76%; 6.53%; NT$50,738,899,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: N/A

10. Any other matters that need to be specified: None

EXHIBIT 10

To announce the procurement of HGW of DSLAM VDSL2

Date of events: 2010/12/07

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Procurement of HGW of DSLAM VDSL2 for 2010.

2. Date of the occurrence of the event: 2010/12/07~2010/12/07

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$529,998,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To construct the fiber access network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 11

Equipment failure disrupted Kinmen’s communication. The repairment is undergoing.

Date of events: 2010/12/08

Contents:

1. Date of occurrence of the event: 2010/12/08

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The network equipment fault happened in Kinhu switch at 14:28 on Dec 8 caused communications disruptions to Kinmen. It is undergoing repair to rectify the fault.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

Clarification of the report that the company plans to expand Wi-Fi hotspots

Date of events: 2010/12/08

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/12/08

3. Content of the report: The company plans to expand Wi-Fi hotspots

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company offered customers dense network of ADSL/FTTx, 3G and Wi-Fi. The company will continue to invest in the deployment of wireless network not only to enhance the overall network quality but also to enable customers to use wireless internet service indoor and mobile internet service outdoor.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

The Company announces its unaudited revenue for November 2010

Date of events: 2010/12/10

Contents:

1. Date of occurrence of the event: 2010/12/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of November 2010, total revenue increased by 3.5% year-over-year to NT$15.94 billion. Operating income for the month was NT$4.67 billion, net income NT$3.93 billion and EPS NT$0.41. For the first eleven months this year, total revenue increased by 1.6% year-over-year to NT$170.32 billion, operating income was NT$52.09 billion, net income NT$44.56 billion and EPS NT$4.60.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom

December 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes		%
Nov	Invoice amount	17,243,053	16,871,464	(+)	371,589	(+)	2.20%
Jan-Nov	Invoice amount	186,460,472	185,089,031	(+)	1,371,441	(+)	0.74%
Nov	Net sales	15,936,184	15,401,165	(+)	535,019	(+)	3.50%
Jan-Nov	Net sales	170,320,905	167,591,706	(+)	2,729,199	(+)	1.60%

b	Trading purpose: None